BLUEPHOENIX SOLUTIONS REPORTS SUBSTANTIALLY IMPROVED RESULTS FOR THIRD QUARTER
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Trend of Increasing 2003 Quarterly Profits Continues

Herzlia, Israel - November 5, 2003 - BluePhoenix Solutions Ltd. (NASDAQ:BPHX), a global market leader in enterprise IT modernization and cross-platform rehosting solutions, today announced strong and profitable results for the third quarter and nine months ended September 30, 2003.

Net income for the third quarter was $615,000 or $0.05 per share, compared with $252,000, or $0.02 per share, and $62,000, or $0.00 per share, in the second and first quarters, respectively.

In the comparable quarter of 2002, net income was $32,000 or $0.00 per share.

For the third quarter of fiscal 2003, BluePhoenix reported operating income of $669,000, as compared to $359,000 and $34,000 in the second and first quarters of 2003, respectively. In the third quarter of 2002, operating income was $609,000. Revenues for the quarter were $13.4 million, which also is the average revenue for the second and first quarters of 2003, and represents an 84% growth over $7.3 million in the comparable quarter in 2002.

For the nine months that ended on September 30, 2003, BluePhoenix reported sales of $40.3 million, up 76% from $22.9 million in the same period a year ago. The Company reported operating income of $1.1 million as compared to $900,000 in the comparable nine months of 2002. The net income for the first nine months of 2003 was $929,000, or $0.07 per share, compared with a net loss of ($180,000), or ($0.02) per share, in the first nine months of last year.

"Our primary goal, profitability, was achieved through increasing our sales margins, and improving the Company's overall efficiency as a result of the reorganization plan implemented in the prior quarters," commented Arik Kilman, Chief Executive Officer of BluePhoenix. "Based on current visibility, we believe that this trend of sequential improvement will continue in the fourth quarter."

Mr. Kilman added, "Our next goal is to leverage our suite of cutting edge technologies and integrate them into state-of-the-art modernization solutions. The ‘technology seeds' that we planted years ago are about to bear fruit as the demand for integrated modernization solutions by IT departments is growing. CIOs need to upgrade their IT infrastructure in order to solve critical business problems while still maintaining a competitive edge in the market. CIOs have to leverage the considerable IT infrastructure investments they have already made. Only through our modernization process can they efficiently and cost-effectively expand functionality to meet future business needs and adopt the ever-widening range of industry standards. BluePhoenix offers an extensive range of tools, products, and services that, together with our experienced industry experts, make the Company very well positioned to capitalize on this demand and enlarge our customer base. Our next challenge, therefore, is to increase market awareness of the significant technological advantages offered by our modernization solutions."

"The current BluePhoenix Solutions was created through the consolidation of two companies in our group, Crystal Systems and Liraz, which was integrated into the Formula Group two years ago," commented Gad Goldstein, Chairman of the Board. "BluePhoenix now has the critical mass and appropriate geographic presence to generate new business opportunities that capitalize on their integrated suite of technologies. Further, the Company's strong management team, which already has demonstrated its ability to achieve business milestones, is capable of executing our strategic plan for building the next generation of modernization technology, introducing it to new customers, and increasing shareholder value."

Mr. Kilman, BluePhoenix CEO, and Iris Yahal, Chief Financial Officer, will discuss third quarter and nine months results, and will be available to answer questions in a conference call on Wednesday November 5th 2003 at 10:30 A.M. EST / 5:30 P.M. Israel time. Interested parties are invited to participate by calling the telephone numbers listed below, five to ten minutes prior to the start of the conference call. Callers should reference "BluePhoenix Third Quarter Results" to the AT&T conference call operator.

In the US call: (888) 273-9891

Outside the US call: (612) 338-9017

An automated replay of the conference call will be available from November 5th at 8:00 P.M. (EST) until November 7th at 11:59 P.M. (EST). To access the replay, please call:

(USA) 1-800-475-6701; (International) 1-320-365-3844

and enter BluePhoenix's access code 704508.

About BluePhoenix Solutions

BluePhoenix Solutions develops and markets unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company's comprehensive suite of tools and services is based on a three-step process: Understanding, Implementation (Migration, Transformation and Redevelopment), and Maintenance. BluePhoenix has 11 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, and Israel.

The company's major shareholder is the Formula Group (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

(Tables to Follow)

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners' property.

Company Contact: Iris Yahal +972-9-9526110

BLUEPHOENIX SOLUTIONS LTD. (AN ISRAELI CORPORATION) CONSOLIDATED BALANCE SHEETS (in thousands)
	September 30,	December 31
	____2003____	___2002____
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,799	$15,306
Marketable securities	365	640
Accounts receivable:
Trade	11,943	10,811
Other	2,638	2,924
Total current assets	26,745	29,681

INVESTMENTS	5,901	3,475

FIXED ASSETS
Cost	8,704	11,173
Less - accumulated depreciation	5,878	7,601
Total fixed assets	2,826	3,572

OTHER ASSETS	46,200	50,753

Total assets	$81,672	$87,481

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$7,567	$7,473
Accounts payable and accruals:
Trade	3,165	3,738
Deffered revenue	3,984	3,094
Other	12,290	14,066
Total current liabilities	27,006	28,371

LONG-TERM LIABILITIES:
Accrued severance pay, net	893	931
Provision for losses in formerly-consolidated subsidiary	2,512	2,512
Loans from banks and others	2,293	2,652
Total long-term liabilities	5,698	6,095

MINORITY INTEREST	4,620	6,294

SHAREHOLDERS' EQUITY (net of cost of 1,870,565 shares held by subsidiaries)	44,348	46,721

Total liabilities and shareholders' equity	$81,672	$87,481

BLUEPHOENIX SOLUTIONS LTD. (AN ISRAELI CORPORATION) CONSOLIDATED STATEMENTS OF INCOME (in thousands, except per share data)
	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,

	2003	2002	2003	2002	2002
	Unaudited		Unaudited

Revenues	$40,259	$22,868	$13,443	$7,300	$36,668

Cost of revenues	18,089	8,850	5,815	2,713	15,220

Gross profit	22,170	14,018	7,628	4,587	21,448

Software development costs, net	6,077	5,386	1,987	1,685	7,387

Selling, general and administrative expenses	14,045	6,869	4,640	2,039	11,994

	2,048	1,763	1,001	863	2,067

Depreciation	986	846	332	254	1,251

Restructuring costs & non-recurring expenses	____	____	____	____	472

Operating income	1,062	917	669	609	344

Financial income (expense), net	98	58	(49)	(34)	(195)

Other income (expense), net	628	103	188	(2)	(1,581)

Income (loss) before taxes	1,788	1,078	808	573	(1,432)

Taxes on income	147	56	3	1	(160)
	1,641	1,022	805	572	(1,592)

Minority interest	(84)	(417)	(11)	(173)	(702)

Equity in losses of affiliated companies	(628)	(785)	(179)	(367)	(1,336)

Net income (loss)	929	(180)	615	32	(3,630)

Basic earnings (loss) per share	0.07	(0.02)	0.05	0.00	(0.35)

Diluted earnings (loss) per share	0.07	(0.02)	0.05	0.00	(0.35)

Common shares outstanding	13,449	10,066	13,449	10,074	10,517

Common shares assuming dilution	13,544	10,066	13,665	10,074	10,517